EXHIBIT 99.2

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2017 and January 31, 2017
And for the 11 months ended December 31, 2017
and 12 months ended January 31, 2017

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Jonathan Cherry	/s/ Patrick Keenan
Jonathan Cherry	Patrick Keenan
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of PolyMet Mining Corp.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the “Company”) as of December 31, 2017 and January 31, 2017, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the eleven month period ended December 31, 2017 and the twelve month period ended January 31, 2017, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company of December 31, 2017 and January 31, 2017 and its financial performance and its cash flows for the eleven month period ended December 31, 2017 and the twelve month period ended January 31, 2017 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our       audits. We are a public accounting firm registered with the Public Company Accounting Oversight       Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia, Canada
March 27, 2018

We have served as the Company’s auditor since 2006.

PolyMet Mining Corp.
Consolidated Balance Sheets
All figures in thousands of U.S. Dollars

	December 31, 2017	January 31, 2017
ASSETS

Current
Cash	$6,931	$18,674
Amounts receivable (Note 5)	432	749
Prepaid expenses	811	813
	8,174	20,236
Non-Current
Amounts receivable (Note 5)	2,533	2,012
Mineral Property, Plant and Equipment (Notes 3 and 4)	395,205	364,913
Intangible (Note 5)	3,130	1,888
Total Assets	409,042	389,049

LIABILITIES

Current
Accounts payable and accruals	3,630	3,188
Convertible debt (Notes 7 and 8)	49,067	-
Non-convertible debt (Notes 7 and 9)	92,268	-
Environmental rehabilitation provision (Note 6)	1,266	781
	146,231	3,969
Non-Current
Convertible debt (Notes 7 and 8)	-	42,154
Non-convertible debt (Notes 7 and 9)	-	65,752
Environmental rehabilitation provision (Note 6)	64,136	69,845
Total Liabilities	210,367	181,720

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	269,516	268,895
Share Premium	1,151	1,151
Equity Reserves	60,505	59,682
Deficit	(132,497)	(122,399)
Total Shareholders’ Equity	198,675	207,329
Total Liabilities and Shareholders’ Equity	$409,042	$389,049

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 14)
Subsequent Event (Note 16)

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry , Director	/s/ Dr. David Dreisinger , Director

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Loss and Comprehensive Loss
All figures in thousands of U.S. Dollars, except for shares and per share amounts

	For the 11 months ended December 31, 2017	For the 12 months ended January 31, 2017
General and Administrative Expenses
Salaries, directors’ fees and related benefits	$2,209	$2,199
Share-based compensation (Note 10)	1,318	1,808
Professional fees	784	432
Regulatory fees	137	154
Investor and public relations	1,036	1,227
Office and administration	637	756
Amortization	4	18
Total General and Administration Expenses	6,125	6,594

Other Expenses (Income)
Finance costs - net (Note 11)	2,233	2,672
(Gain) / loss on foreign exchange	6	(7)
Gain on disposal of financial instrument (Note 5)	(36)	(8)
Loss on disposal of intangible (Note 5)	1,324	-
Loss on disposal of lands (Note 5)	469	-
Other income	(23)	(22)
Total Other Expenses	3,973	2,635

Loss for the Period	10,098	9,229

Other Comprehensive Loss (Income)
Reclassified gain on disposal of financial instrument (Note 5)	36	8
Items that may be subsequently reclassified to profit or loss:
Unrealized gain on financial instrument (Note 5)	166	(221)
Other Comprehensive Income for the Period	202	(213)

Total Comprehensive Loss for the Period – Net of Tax	$10,300	$9,016

Basic and Diluted Loss per Share	$(0.03)	$(0.03)

Weighted Average Number of Shares	318,891,961	288,998,010

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)			Equity Reserves
					Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - January 31, 2016	277,557,082	$242,917	$1,151	$53,560	$199	$53,759	$(113,170)	$184,657
Total comprehensive loss for the period	-	-	-	-	213	213	(9,229)	(9,016)
Private placement and issuance costs (Note 10)	40,074,418	25,091	-	3,444	-	3,444	-	28,535
Refinance of debentures (Notes 7, 8 and 9)	-	-	-	250	-	250	-	250
Payment of land purchase options (Note 10)	241,376	200	-	-	-	-	-	200
Vesting of restricted shares and RSU’s (Note 10)	537,481	575	-	(694)	-	(694)	-	(119)
Share-based compensation (Note 10)	135,162	112	-	2,406	-	2,406	-	2,518
Bonus share cost amortization (Note 10)	-	-	-	304	-	304	-	304
Balance - January 31, 2017	318,545,519	$268,895	$1,151	$59,270	$412	$59,682	$(122,399)	$207,329
Total comprehensive loss for the period	-	-	-	-	(202)	(202)	(10,098)	(10,300)
Payment of land purchase options (Note 10)	396,616	256	-	-	-	-	-	256
Vesting of restricted shares and RSU’s (Note 10)	360,963	365	-	(365)	-	(365)	-	-
Share-based compensation (Note 10)	-	-	-	1,111	-	1,111	-	1,111
Bonus share cost amortization (Note 10)	-	-	-	279	-	279	-	279
Balance – December 31, 2017	319,303,098	$269,516	$1,151	$60,295	$210	$60,505	$(132,497)	$198,675

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Cash Flows
All figures in thousands of U.S. Dollars

	For the 11 months ended December 31, 2017	For the 12 months ended January 31, 2017
Operating Activities
Loss for the period	$(10,098)	$(9,229)
Items not involving cash:
Amortization	4	18
Environmental rehabilitation provision accretion (Note 6)	1,776	1,465
Share-based compensation (Note 10)	1,318	1,808
Unrealized loss on foreign exchange	1	4
Loss on disposal of intangible (Note 5)	1,324	-
Loss on disposal of lands (Note 5)	469	-
Gain on disposal of financial instruments (Note 5)	(36)	(8)
Changes in non-cash working capital:
Amounts receivable	23	(40)
Prepaid expenses	2	472
Accounts payable and accruals	227	47
Net cash used in operating activities	(4,990)	(5,463)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	-	28,535
Debenture funding, net of costs (Notes 7 and 9)	14,917	13,943
Debenture repayment (Notes 7 and 9)	-	(5,111)
Cash settled RSU’s (Note 10)	-	(119)
Net cash provided by financing activities	14,917	37,248

Investing Activities
Property, plant and equipment purchases (Note 4)	(21,030)	(23,445)
Financial instrument disposal proceeds (Note 5)	171	82
Intangible purchases (Note 5)	(810)	-
Net cash used in investing activities	(21,669)	(23,363)

Net Increase (Decrease) in Cash	(11,742)	8,422
Effect of foreign exchange on Cash	(1)	(4)
Cash - Beginning of period	18,674	10,256
Cash - End of period	$6,931	$18,674
Supplemental information – non-cash investing and financing
Accounts payable and accruals	$(60)	$(207)
Transfer from PP&E to intangible (Note 5)	2,320	-
Debt accretion and capitalized interest (Notes 7, 8 and 9)	18,512	15,103
Share-based compensation (Note 10)	232	710
Bonus share amortization (Note 10)	279	304
Fair value of shares issued for land options (Note 10)	$256	$200

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”), the Company is engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and generate future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of PolyMet US is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

On December 7, 2017, the Board of Directors approved a resolution to change the year end from January 31 to December 31.  Accordingly, these financial statements are prepared as at December 31, 2017 and January 31, 2017 and for the eleven months ended December 31, 2017 and twelve months ended January 31, 2017.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.

As a result of the extension to all outstanding debentures and agreement to make available additional debenture funding as described further in Note 16, the Company has secured sufficient financing to meet its current obligations, as well as fund ongoing development and administration expenses in accordance with the Company’s spending plans through December 31, 2018.  Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the history of support from its shareholders (see Notes 7, 8, 9 and 16) and the ongoing discussions with investment banks and investors, that financing will continue to be available allowing the Company to obtain financing necessary to complete the development of NorthMet and generate future profitable operations.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations, and the metals markets.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies

a)  Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The financial statements were approved by the Board of Directors on March 27, 2018.

b)  Basis of Consolidation and Presentation

The consolidated financial statements include the accounts of the Company and its wholly‑owned subsidiary. Intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of financial assets classified as available-for-sale. All dollar amounts presented are in United States (“U.S.”) dollars unless otherwise specified.

c)  Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of the consolidated financial statements are as follows:

(i)   Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii)   Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.    Summary of Significant Accounting Policies - Continued

c) Critical Accounting Estimates and Judgments - Continued

For its mineral property interest, the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset.

The carrying value of mineral property, plant, and equipment, and intangible at the balance sheet date is described in Notes 4 and 5, respectively. No impairment indicators were identified on the mineral property, plant and equipment or intangible for the eleven months ended December 31, 2017 or twelve months ended January 31, 2017.

(iii)    Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money.

The Company’s estimates of its ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. See additional discussion in Note 6.

(d)  Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its wholly-owned subsidiary.  Amounts in the consolidated financial statements are expressed in U.S. dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions.  Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date.  Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction.  Exchange differences are recognized in net loss in the year in which they arise.

(e)  Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with original maturities of three months or less.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.    Summary of Significant Accounting Policies - Continued

(f)  Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).  Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss.  Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment.  The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period.  The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.  Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income or loss except when there is objective evidence that the asset is impaired, the cumulative income or loss that had been recognized shall be reclassified from equity to profit or loss as a reclassification adjustment.  Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset. See additional discussion in Note 15.

(g)  Mineral Property, Plant and Equipment

Mineral Property
Exploration and evaluation costs incurred prior to a Definitive Feasibility Study (“DFS”) are expensed as incurred.  Development costs incurred subsequent to a DFS and mineral property acquisition costs are capitalized until the property is placed into production, sold, allowed to lapse or abandoned. As a result of the DFS, NorthMet entered the development stage effective October 1, 2006.  The Company has capitalized development expenditures related to NorthMet from that date.

Upon commencement of production, related property acquisition and development costs are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.

Plant and Equipment
Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses.  Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits of the expenditure will flow to the Company and its cost can be measured reliably.  The carrying amount of a replaced part is derecognized.  All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation of plant and equipment is calculated using the cost of the asset, less its residual value, over the estimated useful life of the asset on a unit of production or straight-line basis, as appropriate.

(h)  Intangible

Intangible costs and related acquisition costs are capitalized until the wetland credits are used, sold, or abandoned.  Wetland credits are used to offset and mitigate wetlands disturbed during construction and operation of NorthMet.  As such, costs will be transferred to Mineral Property, Plant and Equipment once placed into service and amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.  See additional discussion in Note 5.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.    Summary of Significant Accounting Policies - Continued

(i)  Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.  Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs.  After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method.  The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period.  The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.  Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL.  Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments.  Transaction costs on financial liabilities classified as FVTPL are expensed as incurred.  At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.  See additional discussion in Note 15.

(j)  Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is substantially complete and ready for its intended use or sale.   Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant borrowings of the Company during the period. Other borrowing costs not directly attributable to a qualifying asset are expensed in the year incurred.  Classification in the cash flow statement is in accordance with the classification of the underlying asset to which those payments were capitalized.

(k)  Share‑Based Compensation

All share-based compensation awards made to directors, employees and non-employees are measured and recognized using a fair value based method.  For directors and employees, or those providing services similar to employees, the fair value of options is determined using the Black-Scholes pricing model.  The fair value of the bonus shares, restricted shares, and restricted share units is calculated using the intrinsic value of the shares at issuance, and is amortised over the vesting period.

The fair value of the award is accrued and charged over the vesting period either to operations or mineral property plant and equipment, with the offsetting credit to equity reserves for equity settled awards or liabilities for cash settled awards.  If and when share options are ultimately exercised or bonus shares, restricted shares, and restricted share units vest, the applicable amounts are transferred to share capital.

Certain awards vest upon achievement of non-market performance conditions.  On a quarterly basis, management assesses the probability of achieving those performance conditions using the best available information, and estimates the appropriate vesting period.

When the Company amends the terms of share options, the incremental change in the fair value of the options due to the amendment, as determined using the Black-Scholes pricing model, is recognized over the vesting period in the statement of loss or capitalized as appropriate.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.    Summary of Significant Accounting Policies - Continued

(l)  Share Purchase Warrants

The Company issues share purchase warrants in connection with certain equity transactions.  The fair value of the warrants, as determined using the Black-Scholes pricing model or fair value of goods or services received, is credited to equity reserves.  The recorded value of share purchase warrants is transferred to share capital upon exercise.

(m)  Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Basic and diluted loss per share for each year presented are the same due to the effect of potential issuances of shares under warrant or share option agreements being, in total, anti-dilutive.

(n)  Income Taxes and Deferred Taxes

The income tax expense or benefit for the year consists of two components: current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and include any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Loss and Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences not eligible for offset. Deferred tax assets are generally recognized for all deductible temporary differences, loss carry forwards and tax credit carry forwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carry forwards, and tax credit carry forwards can be utilized, a deferred tax asset is not recognized.

(o)  Adoption of New or Amended Accounting Standards

On February 1, 2017, the Company adopted the following new or amended accounting standards that were previously issued by the IASB. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IAS 7 – Statement of Cash Flows

IAS 7 was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes and amendments are effective for annual periods beginning on or after January 1, 2017.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.    Summary of Significant Accounting Policies - Continued

(p)  Future Accounting Standards

Information on new standards, amendments and interpretations effective for annual periods beginning on or after January 1, 2018 and that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition.  On transition, the Company’s investments classified as available-for-sale (EIP receivable- Note 5) will be re-designated as FVTPL financial instruments, and its revaluation adjustments will be recorded in the statement of loss instead of through other comprehensive loss. The Company expects adoption will result in an adjustment to the opening deficit and accumulated other comprehensive loss for cumulative gains/losses on the EIP receivable (see Note 5) and that the adjustment does not have a significant impact on the Company’s financial statements.

For financial liabilities, the standard retains most of the IAS 39 requirements, except as it relates to modifications of liabilities. Under IAS 39, when an entity modified a financial liability, it would decide whether this modification was significant enough to constitute an extinguishment. If the modification was considered an extinguishment of the initial debt, the new modified debt was recorded at fair value and a gain/loss recognized in income for the difference between the carrying amount of the old debt and the new debt. This extinguishment accounting remains the same under IFRS 9.  However, accounting under IFRS 9 differs where the change was not significant enough to be an extinguishment. Under IAS 39 modifications would not lead to an immediate income charge as the cash flows of the modified debt would be discounted using the revised effective interest rate over the remaining term of the debt.  However, under IFRS 9, the cash flows under the modified debt should be re-discounted using the original effective interest rate of the instrument.  The Company expects adoption will result in an adjustment to the opening deficit and carrying value of its convertible and non-convertible debt due to several prior modifications to the outstanding debentures (see Notes 8 and 9).  The Company is assessing the impact this adjustment will have on the Company’s financial statements.

IFRS 9 also introduces a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition.  The Company does not expect this to have a significant impact on the Company’s financial statements upon adoption.

The new standard is effective for annual periods beginning on or after January 1, 2018 and the Company will adopt IFRS 9 effective January 1, 2018.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.    Summary of Significant Accounting Policies - Continued

p)    Future Accounting Standards - Continued

IFRS 16 – Leases

IFRS 16 replaces IAS 17 - Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases. The Company expects adoption will result in identification of one qualifying office lease, which will not have a significant impact on the Company’s financial statements. The Company’s other leases (Note 3) are leases to explore mining rights and are excluded from IFRS 16’s scope.

The new standard will be effective for annual periods beginning on or after January 1, 2019 with early adoption permitted and the Company plans to adopt IFRS 16 effective January 1, 2018.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 - Revenue and IAS 11 - Construction Contracts and provides a five-step framework for application to customer contracts: identification of customer contract, identification of the contract performance obligations, determination of the contract price, allocation of the contract price to the contract performance obligations, and revenue recognition as performance obligations are satisfied. A new requirement where revenue is variable stipulates that revenue may only be recognized to the extent that it is highly probable that significant reversal of revenue will not occur. The new standard will be effective for annual periods beginning on or after January 1, 2018.  The Company does not expect IFRS 15 to have a significant impact on the Company’s financial statements upon adoption.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  The Company can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date or can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date.  All lease payments have been paid to December 31, 2018.  The next payment is due in January 2019.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals.  The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000.  The initial term may be extended for up to four additional five-year periods on the same terms. All lease payments have been paid to December 31, 2017. The next payment is due in November 2018.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.  The Company’s recovery of $2.825 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.  The Company’s recovery of $0.189 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, the Company holds mineral rights and the right to mine upon receiving the required permits.  The Company has proposed to acquire surface rights through a land exchange with the United States Forest Service (“USFS”) using land the Company currently owns.  The land exchange was authorized by the USFS on January 9, 2017 and is pending execution.

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

Net Book Value	NorthMet	Other fixed assets	Total
Balance at January 31, 2016	$321,559	90	321,649
Additions	38,767	89	38,856
Changes to rehabilitation provision (Note 6)	4,467	-	4,467
Amortization	-	(59)	(59)
Balance at January 31, 2017	364,793	120	364,913
Additions	39,474	32	39,506
Disposals (Note 5)	(2,789)	-	(2,789)
Changes to rehabilitation provision (Note 6)	(6,363)	-	(6,363)
Amortization	-	(62)	(62)
Balance at December 31, 2017	$395,115	$90	$395,205

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.    Mineral Property, Plant and Equipment - Continued

NorthMet	December 31, 2017	January 31, 2017
Mineral property acquisition and interest costs	$86,863	$68,352
Mine plan and development	50,250	47,833
Environmental	122,396	111,421
Consulting and wages	52,965	49,715
Reclamation and remediation (Note 6)	60,289	66,652
Site activities	21,403	19,871
Mine equipment	949	949
Total	$395,115	$364,793

Erie Plant, Minnesota, U.S.A.

In February 2004, the Company entered into an option agreement with Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together “Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”).  The Company exercised this option in November 2005 under the Asset Purchase Agreement with Cliffs.

In December 2006, the Company acquired from Cliffs property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant.  The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company indemnified Cliffs for reclamation and remediation obligations as a result of the above purchases (see Note 6). These obligations are contractual in nature under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by State agencies, the Company’s obligations will be directly with the governing bodies.

During the eleven months ended December 31, 2017, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $18.512 million (twelve months ended January 31, 2017 - $15.103 million) as part of the cost of NorthMet assets.  As NorthMet assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to December 31, 2017.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Intangible and EIP Receivable

In March 2012, the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration.  AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012.  EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper government authorities.  As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share.  These warrants expired on December 31, 2015.

In April 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits the Company is unable to use for the NorthMet Project to third parties and, over time, reimburse the Company for its costs.  The Company’s right to purchase remaining credits under the April 2015 agreement expired on February 28, 2017 and EIP will seek to sell these credits and reimburse the Company for its costs under the terms of the agreement.  The Company initially recognized the February 2017 receivable at fair value calculated using a 9.75% discount rate and 15-year term resulting in a receivable of $0.564 million and a non-cash loss of $1.324 million.  Subsequent fair value changes are accounted for through other comprehensive income or loss.

On October 27, 2017, an agreement was entered into with EIP Credit Co., LLC to reserve wetland bank credits for the NorthMet Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  The initial consideration paid was $0.810 million in cash and $2.320 million in lands valued using unobservable inputs (Level 3 measurements) and resulted in a non-cash loss of $0.469 million.  Annual option payments of $0.250 million will be expensed as incurred whereas option exercise payments will be recorded to Intangible and transferred to Mineral Property, Plant and Equipment once placed into service.

Details of the Intangible are as follows:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Intangible – beginning of period	$1,888	$1,888
Additions	3,130	-
Disposals	(1,888)	-
Intangible – end of period	$3,130	$1,888

Details of the EIP receivable are as follows:

	11 months ended December 31, 2017	12 months ended January 31, 2017
EIP Receivable – beginning of period	$2,656	$2,517
Initial recognition	564	-
Collections	(171)	(82)
Gain (Loss) on re-measurement	(166)	221
EIP Receivable – end of period	2,883	2,656
Less current portion	(350)	(644)
Non-current portion	$2,533	$2,012

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Environmental Rehabilitation Provision – beginning of period	$70,626	$65,684
Change in estimate	(6,363)	4,467
Liabilities discharged	(637)	(990)
Accretion expense	1,776	1,465
Environmental Rehabilitation Provision – end of period	65,402	70,626
Less current portion	(1,266)	(781)
Non-current portion	$64,136	$69,845

Federal, state and local laws and regulations concerning environmental protection affect the NorthMet assets.  As part of the consideration for the Cliffs Purchase Agreements (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property.  This consent decree required both short-term and long-term mitigation.  Field studies were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA, subsequent communications amongst the MPCA, Cliffs and the Company, and closure plans reflected in the Permit to Mine application provide increasing clarification of the potential liability for long-term mitigation included in the Company’s environmental rehabilitation provision.

The Company’s estimate of the environmental rehabilitation provision under IFRS at December 31, 2017 was $65.402 million (January 31, 2017 - $70.626 million) based on estimated cash flows required to settle this obligation in present day costs of $73.301 million (January 31, 2017 - $79.249 million), a projected inflation rate of 2.00% (January 31, 2017 – 2.00%), a market risk-free interest rate of 2.58% (January 31, 2017 – 2.78%) and expenditures expected to occur over a period of approximately 30 years.  The decrease during the eleven months ended December 31, 2017 was due to revisions to estimated cash flows as a result of closure plans reflected in the Permit to Mine application.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing and other agreements comprising:

•
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement (see Note 10);

•	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (see Notes 8 and 16);

•
Non-convertible debt (“Glencore Non-Convertible Debt”) – four separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; $14.0 million initial principal secured debenture in calendar 2016 drawn in four tranches; and a $20.0 million initial principal secured debenture in calendar 2017 drawn and to be drawn in two tranches (see Note 9).  Subsequent to December 31, 2017, a fifth separate agreement was entered into comprising up to $80.0 million initial principal secured debentures in calendar 2018 to be drawn in five tranches at the Company’s option (see Note 16);

•
Marketing Agreement whereby Glencore committed to purchase all of the Company’s production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production; and

•
Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis), Glencore has the right, but not obligation, to nominate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at December 31, 2017 comprises:

•	92,836,072 shares representing 29.1% of PolyMet's issued shares (January 31, 2017 - 92,836,072 shares);

•
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 38,660,854 common shares of PolyMet (including capitalized and accrued interest as at December 31, 2017), and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions.  See Notes 8 and 16 for additional details;

•
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the twelve month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  See 2016 Agreements below for additional details; and

•
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  See 2016 Agreements below for additional details.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.    Glencore Financing - Continued

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 139,177,552 common shares of PolyMet, representing 38.1% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.4% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.  Subsequent to December 31, 2017, warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until March 31, 2019 were issued to Glencore.  See Note 16 for additional details.

2016 Agreements
On June 3, 2016, the Company issued $3.0 million Tranche K secured debenture, on July 1, 2016 it issued $5.0 million Tranche L-1 secured debenture, on July 26, 2016 it issued $3.0 million Tranche L-2 secured debenture, and on August 5, 2016 it issued $3.0 million Tranche M secured debenture to Glencore.  Each of these debentures bears interest at 12 month U.S. dollar LIBOR plus 15.0%.  The Company provided security on these debentures covering all of the assets of PolyMet, including a pledge of PolyMet’s 100% ownership of Poly Met Mining, Inc.  The due date of these debentures was initially the earlier of (i) March 31, 2017 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  See additional details below and in Note 9.

On September 14, 2016, the Company extended the term of the Glencore Non-Convertible Debt, the term of the Glencore Convertible Debt and the expiration date of the associated Exchange Warrant to the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  In connection with this extension, the Company issued warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  All other terms of the debt were unchanged.  The transaction has been accounted for as a modification of the existing debentures with the $0.250 million fair value of the warrants allocated pro rata on the basis of the Glencore Non-Convertible Debt and Glencore Convertible Debt and an offsetting entry to equity reserves.  See additional details in Notes 8 and 9.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the private placement which closed on October 18, 2016.  Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event (see Note 7), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.   See additional details in Note 10.

2017 Agreements
On September 14, 2017, the Company agreed to issue to Glencore secured debentures with a total principal amount of $20.0 million.  The debentures bear interest at twelve month US dollar LIBOR plus 15.0% and are due on the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  The Tranche N Debenture in the amount of $15.0 million was issued on September 18, 2017.  The Tranche O Debenture in the amount of $5.0 million was issued subsequent to December 31, 2017 on January 18, 2018.  Transaction costs for the financing were $0.083 million. See additional details in Note 9.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Convertible Debt – beginning of period	$42,154	$35,986
Accretion and capitalized interest	6,913	6,168
Convertible Debt – end of period	49,067	42,154
Less current portion	(49,067)	-
Non-current portion	$-	$42,154

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore.  The Company has provided security on these debentures covering all of the assets of PolyMet.

These debentures bear interest at twelve month U.S. dollar LIBOR plus 4.0% through July 31, 2015, twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, and twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $24.067 million of interest has been accreted and capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the eleven months ended December 31, 2017.

The due date of these debentures was the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  Upon receipt of ten days notice of PolyMet’s intention to repay the debentures Glencore can exercise the Exchange Warrant and exchange the initial principal and capitalized interest into common shares of PolyMet at $1.2696 per share.  Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms.  The Company has the right to require exchange of all of the debentures upon receipt of permits required to commence construction of NorthMet and construction finance acceptable to Glencore under the same conversion terms.

Subsequent to December 31, 2017, PolyMet and Glencore agreed to extend the maturity date of the secured convertible debt to March 31, 2019 and reduce the interest rate on the secured convertible debt.  See Note 16 for additional details.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	11 months ended December 31, 2017	12 months ended January 31, 2017
IRRRB – beginning of period	$-	$4,962
Accretion and capitalized interest	-	149
Repayment	-	(5,111)
IRRRB – end of period (Note 9a)	-	-

Glencore – beginning of period	65,752	43,023
Accretion and capitalized interest	11,599	8,786
Funding, net of costs	14,917	13,943
Glencore – end of period (Note 9b)	92,268	65,752

Total Non-Convertible Debt	92,268	65,752
Less current portion	(92,268)	-
Non-current portion	$-	$65,752

a)	IRRRB

During the year ended January 31, 2017, the Company fully repaid a $4.0 million initial principal loan, drawn in June 2011 from the Iron Range Resources & Rehabilitation Board ("IRRRB").  The loan was used to exercise the Company’s options to acquire land as part of the proposed land exchange with the USFS authorized by the USFS on January 9, 2017.  The loan was secured by the land acquired and carried a fixed interest rate of 5%, compounded annually.  Warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share expired on June 30, 2016.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2017.

b)	Glencore

Since January 2015, the Company has issued $70.0 million of secured non-convertible debentures to Glencore, including $15.0 million during the eleven months ended December 31, 2017.  Subsequent to December 31, 2017, $5.0 million was issued as called for under the 2017 Agreements (see Note 7).  The Company has provided security on these debentures covering all of the assets of PolyMet.

These debentures bear interest at twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, and twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $22.268 million of interest has been accreted and capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the eleven months ended December 31, 2017.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.    Non-Convertible Debt - Continued

b)	Glencore - Continued

The due date of these debentures was the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

Subsequent to December 31, 2017, PolyMet and Glencore agreed to extend the maturity date of the secured non-convertible debt to March 31, 2019, reduce the interest rate on the secured non-convertible debt, and issue secured debentures with a total principal amount of up to $80.0 million.  See Note 16 for additional details.

10.	Share Capital

a)	Issuances for Cash and Land Acquisition

On October 18, 2016, the Company issued 25,963,167 units (“Placement Units”) in a private placement to subscribers for gross proceeds of $19.472 million.  Each Placement Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  A total of 25,963,167 common shares and 13,641,586 purchase warrants were issued under this transaction, including 660,005 broker warrants issued to the underwriters.  The amount attributable to common shares was $15.881 million and the amount attributable to warrants was $2.174 million, which includes the broker warrant fair value of $0.151 million.  Transaction costs for the issuance were $1.568 million.  The closing triggered customary anti-dilution provisions for the Exchange Warrant.  See Note 8 for additional details.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the private placement which closed on October 18, 2016.  Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  A total of 14,111,251 common shares and 7,055,626 purchase warrants were issued under this transaction.  The amount attributable to common shares was $9.210 million and the amount attributable to warrants was $1.270 million.  Transaction costs for the issuance were $0.103 million.

During the eleven months ended December 31, 2017 the Company issued 396,616 shares (January 31, 2017 – 241,376 shares) related to land purchase options valued at $0.256 million (January 31, 2017 - $0.200 million).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.   Share Capital - Continued

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 15, 2015.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the eleven months ended December 31, 2017, the Company recorded $1.550 million for share-based compensation (January 31, 2017 - $2.518 million) with $1.318 million expensed to share-based compensation (January 31, 2017 - $1.808 million) and $0.232 million capitalized to mineral property, plant and equipment (January 31, 2017 - $0.710 million). The offsetting entries were to equity reserves for $1.111 million (January 31, 2017 - $2.518 million) and payables for $0.439 million (January 31, 2017 - $nil).  Total share-based compensation for the eleven months ended December 31, 2017 comprised $0.368 million for share options (January 31, 2017 - $1.490 million), $1.182 million for restricted shares and restricted share units (January 31, 2017 - $0.916 million), and $nil for issuance of unrestricted shares (January 31, 2017 - $0.112 million).  Vesting of restricted share units during the eleven months ended December 31, 2017 resulted in $0.365 million being transferred from equity reserves to share capital (January 31, 2017 - $0.694 million).

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of share options are as follows:

	11 months ended December 31, 2017		12 months ended January 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	20,962,002	1.10	18,975,002	1.29
Granted	2,142,000	0.62	5,502,000	0.76
Expired	(1,445,000)	2.19	(3,515,000)	1.64
Outstanding – end of period	21,659,002	0.98	20,962,002	1.10

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.   Share Capital - Continued

c)	Share Options - Continued

The fair value of share options granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Risk-free interest rate	1.42% to 1.82%	1.01% to 1.30%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	53.91% to 57.06%	55.88% to 59.17%
Expected life in years	2.50 to 5.00	2.50 to 5.00
Weighted average fair value of each option	$0.22 to $0.32	$0.26 to $0.38

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Details of share options outstanding as at December 31, 2017 are as follows:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.7110 to 0.7977	11,754,000	10,020,667	0.73	3.92
0.8200 to 0.9972	3,839,000	3,789,000	0.97	5.89
1.0058 to 1.5000	4,096,002	4,096,002	1.15	2.78
1.7689 to 2.4886	1,665,000	1,465,000	2.01	2.15
2.6273 to 3.0695	305,000	182,500	2.81	0.74
	21,659,002	19,553,169	0.98	3.87

As at December 31, 2017 all outstanding share options had vested and were exercisable, with the exception of 2,105,833, which were scheduled to vest upon completion of specific targets or dates (Permits – 883,333; Construction – 62,500; Production – 200,000; June 2018 – 300,000; June 2019 – 300,000; June 2020 – 300,000; Other – 60,000).  The outstanding share options have expiry periods between 0.03 and 9.56 years.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.   Share Capital - Continued

d)	Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of restricted shares and restricted share units are as follows:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Outstanding - beginning of period	2,618,020	990,471
Issued	1,077,869	2,303,239
Forfeited	(8,896)	-
Vested	(405,963)	(675,690)
Outstanding - end of period	3,281,030	2,618,020

During the eleven months ended December 31, 2017, the Company issued 1,077,869 restricted share units which had a fair value of $0.657 million to be expensed and capitalized over the vesting periods.

During the eleven months ended December 31, 2017, there were 8,896 restricted share units forfeited upon individuals ceasing to be eligible persons under the Plan.

As at December 31, 2017 outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets or dates (Permits – 134,891; Construction Finance – 750,000; Production – 134,890; February 2018 – 1,050,837; January 2019 – 697,353; Other – 513,059).

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.   At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved the bonus shares for Milestone 4.  Regulatory approval is required prior to issuance of these shares.  Details of bonus shares are as follows:

	11 months ended December 31, 2017		12 months ended January 31, 2017
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	3,150,000	3,640,000	3,150,000	3,640,000
Outstanding – end of period	3,150,000	3,640,000	3,150,000	3,640,000

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance.  During the eleven months ended December 31, 2017, the Company recorded $0.279 million amortization related to Milestone 4 bonus shares (January 31, 2017 – $0.304 million), which was capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.   Share Capital - Continued

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	11 months ended December 31, 2017		12 months ended January 31, 2017
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	27,780,213	$0.95	6,919,287	$0.91
Issued	-	-	21,322,212	0.99
Expiration	(6,458,001)	(0.82)	(461,286)	(2.17)
Outstanding – end of period	21,322,212	$0.99	27,780,213	$0.95

The outstanding share purchase warrants have expiry periods between 3.80 years and 3.83 years, subject to acceleration in certain circumstances.

Issuances during the prior period related to the October 18, 2016 and October 28, 2016 financing.  See Notes 7 and 10a for additional details.

Expirations during the prior period related to the IRRRB non-convertible debt.  See Note 9a for additional details.  Expirations during the current period related to Glencore financing which give Glencore the right to purchase 6,458,001 shares of its common shares at $0.8231 per share until December 31, 2017.  Subsequent to December 31, 2017, warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until March 31, 2019 were issued to Glencore.  See Note 16 for additional details

The fair value of share purchase warrants granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Risk-free interest rate	-	0.98% to 1.33%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	-	55.58% to 58.47%
Expected life in years	-	2.50 to 5.00
Weighted average fair value of each warrant (1)	-	$0.19 to $0.40

(1)
The fair value of share purchase warrants was used in determining the allocation of net proceeds under the relative fair value method for Placement Units on October 18, 2016 and Glencore Units on October 28, 2016.  See Notes 7 and 10a for additional details.

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.   Finance Costs - Net

Details of net finance costs are as follows:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Debt accretion and capitalized interest: Convertible debt (Notes 7 and 8)	$6,913	$6,168
Non-convertible debt (Notes 7 and 9)	11,599	8,935
Environmental rehabilitation provision accretion (Note 6)	1,776	1,465
Other finance costs	562	1,261
Less: amounts capitalized on qualifying assets	(18,512)	(15,103)
Finance costs	2,338	2,726
Interest income: Bank deposits	(105)	(54)
Finance income	(105)	(54)
Finance costs - net	$2,233	$2,672

12.   Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts, as follows:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Salaries and other short-term benefits	$1,898	$1,828
Other long-term benefits	42	44
Share-based payment (1)	836	1,709
Total	$2,776	$3,581

(1)	Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

There are agreements with key employees containing severance provisions for termination without cause or in the event of a take-over. Other than the President and Chief Executive Officer, PolyMet directors do not have agreements providing for benefits upon termination of their engagement.

As a result of Glencore’s ownership of 29.1% it is also a related party.  In addition to the transactions described in Notes 7, 8, 9 and 16, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the eleven months ended December 31, 2017, the Company recorded $nil (year ended January 31, 2017 - $0.102 million) for services under this agreement.  The Company had also entered into a Financing Advisory Agreement with Glencore whereby the Company reimbursed Glencore for NorthMet financing advisory support costs.  During the eleven months ended December 31, 2017, the Company recorded $nil (year ended January 31, 2017 - $0.730 million) for services under this agreement.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.   Income Taxes

a)	Effective tax rate

The effective tax rate differs from the cumulative Canadian federal and provincial income tax rate due to the following:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Loss for the year before taxes	$(10,098)	$(9,229)
Canadian statutory tax rate	27.0%	26.0%
Expected tax recovery	(2,726)	(2,400)
Difference in foreign tax rates	(84)	(413)
Non-deductible items	356	470
Change in tax rate	5,025	-
Change in unrecognized deferred tax and other items	(2,571)	2,343
Income Tax Expense / (Recovery)	$-	$-

In December 2017 tax reform was enacted in the United States. The significant changes include a reduction to corporate income tax rates from 35% to 21% effective January 1, 2018 which resulted in a decrease in the Company’s deferred income tax asset by $5.025 million in the current year period.

b)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities have been recognized in respect of the following items:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Non-capital loss carry forward assets	$27,799	$35,992
Mineral property acquisition, exploration and development costs	(27,799)	(35,992)
Other	-	-
Net deferred income tax liabilities	$-	$-

Deferred income tax assets have not yet been recognized in respect of the following items:

	11 months ended December 31, 2017	12 months ended January 31, 2017
Non-capital loss carry forward assets	$22,786	$25,619
Capital loss carry forward assets	360	347
Intercompany receivable assets	2,109	2,031
Other assets	1,159	1,059
Unrecognized deferred income tax assets	$26,414	$29,056

As of December 31, 2017, the Company has Canadian non-capital loss carry forwards of approximately $42.8 million (January 31, 2017 - $37.8 million) and US non-capital loss carry forwards of approximately $136.4 million (January 31, 2017 - $125.6 million).  The non-capital loss carry forwards are available to reduce future income for tax purposes and expire between 2019 and 2037, except for US state non-capital loss carry forwards which expire between 2018 and 2032.

The Company is not recognizing these deferred tax assets because they relate to entities with a history of losses and there is not convincing evidence that future taxable income will enable timely offset.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.   Commitments and Contingencies

In addition to items described elsewhere in these financial statements, as at December 31, 2017, the Company had firm commitments related to the environmental permitting process, wetland credits, land options, and rent of approximately $1.5 million with $0.4 million due over the next year and the remainder due over five years.

The following table lists the known contractual obligations as at December 31, 2017:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accruals	$3,630	$3,630	$3,630	$-	$-	$-
Convertible debt (Note 8)	49,067	51,183	51,183	-	-	-
Non-convertible debt (Note 9)	92,268	96,294	96,294	-	-	-
Firm commitments	-	1,529	448	581	500	-
Total	$144,965	$152,636	$151,555	$581	$500	$-

15.   Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

The carrying values of each classification of financial instrument as at December 31, 2017 are:

	Loans and receivables	Available for sale	Othe financial liabilities	Total carrying value
Financial assets
Cash	$6,931	$-	$-	$6,931
Amounts receivable	82	2,883	-	2,965
Total financial assets	$7,013	$2,883	$-	$9,896

Financial liabilities
Accounts payable and accruals	$-	$-	$3,630	$3,630
Convertible debt	-	-	49,067	49,067
Non-convertible debt	-	-	92,268	92,268
Total financial liabilities	$-	$-	$144,965	$144,965

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.   Financial Instruments and Risk Management - Continued

The carrying values of each classification of financial instrument as at January 31, 2017 are:

	Loans and receivables	Available for sale	Other financial liabilities	Total carrying value
Financial assets
Cash	$18,674	$-	$-	$18,674
Amounts receivable	105	2,656	-	2,761
Total financial assets	$18,779	$2,656	$-	$21,435

Financial liabilities
Accounts payable and accruals	$-	$-	$3,188	$3,188
Convertible debt	-	-	42,154	42,154
Non-convertible debt	-	-	65,752	65,752
Total financial liabilities	$-	$-	$111,094	$111,094

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 –	Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, accounts payable and accruals approximate their carrying amounts due to their short-term nature.  The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.  The Company believes this is appropriate as the maturity date is less than twelve months.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company’s NorthMet Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.   Financial Instruments and Risk Management - Continued

Currency Risk

The Company incurs expenditures in Canada and in the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accruals will vary in U.S. dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits.  The Company has not hedged any of its interest rate risk.  The Company currently capitalizes to qualifying assets the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

The Company was exposed to interest rate risk through the following assets and liabilities:

	December 31, 2017	January 31, 2017
Cash	$6,931	$18,674
Convertible debt	49,067	42,154
Non-convertible debt	$92,268	$65,752

Based on the above net exposures, as at December 31, 2017, a 1% change interest rates would have impacted the Company’s loss by approximately $0.069 million and carrying value of convertible and non-convertible debt by approximately $1.413 million.

Credit Risk

Credit risk arises on cash held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $9.896 million.

The Company’s cash is primarily held through a large Canadian financial institution.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing convertible and non-convertible debt.  See additional discussion in Note 1.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.   Financial Instruments and Risk Management - Continued

Capital Management

The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Company’s Board of Directors.

Although the Company has the necessary resources to carry out its plans and operations through December 31, 2018, it does not currently have sufficient capital to complete the development of NorthMet and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements.  See additional discussion in Note 1.

16.   Subsequent Event

On March 23, 2018, the Company amended its previous financing arrangement with Glencore.  The maturity date of the Convertible Debt and the Non-Convertible Debt was extended to the earlier of March 31, 2019, or the earlier of the availability of at least $100 million of debt or equity financing, or when it is prudent for PolyMet to repay the debt.   The interest rate was reduced from 12-month US dollar LIBOR plus 15.0% to 12-month US dollar LIBOR plus 10.0% effective April 1, 2018.  The convertibility of the Convertible Debt was extended to March 31, 2019 and 6,458,001 purchase warrants were reissued with an expiration date of March 31, 2019 and an exercise price of $0.8231 per share, both of which were approved by the NYSE American and TSX.  All other terms of both the debentures and the warrants described above remain unchanged.  In addition, the Company agreed to issue to Glencore secured debentures with a total principal amount of up to $80.0 million at the Company’s option.  The debentures bear interest at twelve month US dollar LIBOR plus 10.0% and if issued, are due on the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  The Tranche P Debenture in the amount of $20.0 million may be issued on or before May 1, 2018.  The Tranche Q Debenture in the amount of $15.0 million may be issued on or before August 1, 2018.  The Tranche R Debenture in the amount of $20.0 million may be issued on or before September 18, 2018.  The Tranche S Debenture in the amount of $15.0 million may be issued on or before November 1, 2018.  The Tranche T Debenture in the amount of $10.0 million may be issued on or before December 31, 2018.